UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED

PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Russell Investments New Economy Infrastructure Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o Russell Investment Management, LLC

1301 2nd Ave, 18th Floor

Seattle, WA 98101

Telephone Number (including area code):

(206) 505-4846

Name and address of agent for service of process:

Vernon Barback

Russell Investment Management, LLC

1301 2nd Ave, 18th Floor

Seattle, WA 98101

COPIES TO:

John O’Hanlon, Esq.

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒     NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Seattle, in the State of Washington on the 21st day of June, 2024.

Russell Investments New Economy Infrastructure Fund

By:	/s/ Vernon Barback
Vernon Barback
Trustee